Mail Stop 4561

July 11, 2009

Robert S. Rosenschein, CEO
Answers Corporation
237 West 35th Street, Suite 1101
New York, NY 10001

> **Re: Answers Corporation**
> **Registration Statement on Form S-3**
> **Filed June 15, 2009**
> **File No. 333-159968**

Dear Mr. Rosenchein:

We have limited our review of the above-referenced filing to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Information by Reference, page 4

1.   Please revise this section to incorporate by reference the Current Report on Form 8-K filed on June 15, 2009. See Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Selling Stockholders, page 32

2.   Please tell us how you calculated the number of shares of common stock that may be issued as dividends to the holders of Series A and Series B convertible preferred stock. Please confirm your understanding that if the number of shares of common stock

issued as dividends to the selling shareholders exceeds the number you have registered, you may not rely on Rule 416 to add the additional shares to this registration statement but must register those additional shares in a separate registration statement. Also, we note that you have not included the shares of common stock that may be issued as in-kind dividends in the selling shareholder table. Please revise the table to include the maximum number of shares that may be offered by the selling stockholders.

3.   In your response letter, please confirm that the selling stockholders are not broker-dealers or affiliates of a broker-dealer.

Item 16. Exhibits

4.   Please incorporate by reference into this Form S-3 the Series B Warrant Agreement, the certificate of designation for your Series B Convertible Preferred Stock, the form of Series B Purchase Warrant and related agreements pertaining to the securities in this resale registration statement.

Item 17. Undertakings, page 27

5.   Please tell us why you are providing the Rule 430B undertaking pursuant to Item 512(a)(5)(i) rather than the 430C undertaking pursuant to Item 512(a)(5)(ii). Rule 430B under the Securities Act does not appear to be applicable to your offering.

Exhibit 5.1

6.   We note the reference to Delaware General Corporation Law. Please have counsel confirm to us in writing that counsel concurs with our understanding that the reference and limitation to "the General Corporation law of the State of Delaware" includes the statutory provisions and reported judicial decisions interpreting those provisions.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, please contact the undersigned at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via Facsimile: (212) 930-9725</u>
        Jeffrey J. Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP